Exhibit 99.1

Rectitude Holdings Ltd Declares Cash Dividend of $0.10 per Ordinary Share

SINGAPORE, August 5, 2026 – Rectitude Holdings Ltd (Nasdaq: RECT; “the Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today declared a cash dividend of US$0.10 per ordinary share, representing an aggregate distribution of US$1,548,275 across 15,482,750 Ordinary Shares outstanding. The dividend will be payable on September 21, 2026, to shareholders of record as of September 7, 2026.

“Our decision to declare this dividend reflects the Company’s strong fundamentals and disciplined approach to growth,” said Chief Executive Officer Zhang Jian. “We remain confident in our ability to execute our strategy, generate sustainable cash flows, and deliver consistent value to our shareholders.”

Dividend Per Ordinary Share	$0.10
Total Amount	$1,548,275
Record Date	September 7, 2026
Payment Date	September 21, 2026

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global